THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

FILED PURSUANT TO RULE 17A-5(e)(3) OF THE
SECURITIES ACT OF 1934 AS A PUBLIC DOCUMENT

PUBLIC

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SEC FILE NUMBER
8-65260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: THEMIS TRADING, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 TOWN SQUARE, SUITE# 100
(No. and Street)

CHATHAM	NJ	07928
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL ZAJAC	(973) 665-9600	Pzajac@ThemisTrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SOBEL & CO., LLC
(Name – if individual, state last, first, and middle name)

293 EISENHOWER PARKWAY	LIVINGSTON	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	500
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___PAUL S. ZAJAC_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___THEMIS TRADING, LLC_____, as of ___DECEMBER 31_____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

MANAGING MEMBER



Notary Public



JENNIFER A JONES
Notary Public - State of New Jersey
My Commission Expires Mar 1, 2023

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Themis Trading LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Themis Trading LLC ("Company") as of December 31, 2021, the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Themis Trading LLC's auditors since 2015.

Livingston, New Jersey
February 25, 2022

THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Cash	$	133,143
Deposit with clearing broker		500,000
Commissions receivable		543,904
Fixed assets at cost, net of accumulated depreciation of $169,064		2,178
Other assets		39,473
TOTAL ASSETS	$	1,218,698
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accrued expenses and other liabilities	$	381,291
		381,291
COMMITMENTS AND CONTIGENCIES		
MEMBERS' CAPITAL		837,407
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,218,698

The accompanying notes are integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized under the laws of the State of Delaware on February 19, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Investors' Exchange LLC, and 21 states. In this capacity the Company executes agency transactions for institutional customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets LLC ("RBC"). On June 7, 2021, the Company changed its clearing broker from Cowen and Company LLC to RBC.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market ("market risk") or failure of the other party to the transaction to perform ("credit risk") exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each investment advisor client, broker-dealer, clearing organization, and other counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to RBC for correspondent clearing services in accordance with the terms of a clearing agreement. In connection with the agreement RBC has agreed to perform clearing and depository operations, and the Company has agreed to indemnify RBC for losses that it may sustain related to the Company's customers. At December 31, 2021, the deposit with clearing broker reflected on the statement of financial condition was substantially in cash held by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes leases in accordance with Financial Accounting Standards Board ("FASB") ASU 2016-02, Leases (topic 842) (see footnote 7).

The Company maintains cash accounts with several financial institutions. At times the balances maintained in banks and brokerage firms may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits and Securities Investor Protection Corporation ("SIPC") insurance limits, respectively. At year end, amounts were under the FDIC insurance limits and SIPC insurance limits.

3. INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. For state income tax purposes, the Company recognizes corporation business tax ("CBT") at the maximum level of $1,500. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2021 management has determined that there are no material uncertain income tax positions.

4. SOFT DOLLAR EXPENSE

On December 31, 2021, $60,342 of soft dollar expenses is included in other liabilities related to these accrued commission payments.

5. PROFIT SHARING PLAN

$5,411 of profit-sharing plan expense was accrued on the statement of financial condition for the plan as of December 31, 2021.

6. BUY/SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's office lease terminated on December 31, 2021. At present, the Company is leasing its office space month-to-month.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

8. RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection SEA Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and executes all financial transactions on behalf of customers on a fully disclosed basis to its clearing firm.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $795,756, which exceeded the minimum requirement of $100,000 by $695,756. The Company's ratio of aggregate indebtedness to net capital at that same date was 0.48 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

11. RISKS AND UNCERTAINITIES

The Company is actively monitoring the COVID-19 outbreak and its continued impact on its employees, clients, and operations. While the Company does not expect that the virus will have a material adverse effect on its operations or financial results at this time, the Company is unable to predict the impact that COVID-19 will have due to various uncertainties, including the severity of the disease, the duration of the outbreak, and the actions that may be taken by governmental authorities.

12. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2021, and through February 25, 2022, the date that these financial statements were available to be issued, and has concluded that no further information is required to be disclosed.